Filed Pursuant to Rule 424(b)(4)

Registration No. 333-104779

PROSPECTUS

1,700,000 Shares

Common Stock

We are selling 1,700,000 shares of our common stock. Our common stock is listed on the Nasdaq National Market under the symbol “PVTB.” On July 24, 2003, the last sale price of our common stock as reported by the Nasdaq National Market was $31.35 per share.

Investing in our common stock involves significant risks. You should read the “Risk Factors” section beginning on page 14 before investing.

Neither the Securities and Exchange Commission nor any state securities commission or regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits or other obligations of any bank and are not insured by the Bank Insurance Fund or the Federal Deposit Insurance Corporation or any other governmental agency.

	Per Share	Total
Public offering price	$31.25	$53,125,000
Underwriting discount	$1.79	$3,043,000
Proceeds, before expenses, to PrivateBancorp, Inc.	$29.46	$50,082,000

This is a firm commitment underwriting. We have granted to the underwriters a 30-day option to purchase up to 255,000 additional shares to cover over-allotments, if any.

The underwriters expect to deliver the shares on or about July 30, 2003.

Legg Mason Wood Walker

Incorporated

Raymond James

Stifel, Nicolaus & Company

Incorporated

Fahnestock & Co. Inc.

The date of this prospectus is July 25, 2003

PrivateBancorp, Inc.

The PrivateBank serves the greater Chicago and St. Louis metropolitan areas with strategically located offices.

Lake Forest
Lake County
Winnetka
Cook County
Wilmette
Lake Michigan
Illinois
Missouri
St. Louis
St. Charles
DuPage County
Geneva
Kane County
Oak Brook
Chicago
Lodestar

PRIVATEBANCORP INC.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus or incorporated by reference into this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date. Unless otherwise indicated, all information in this prospectus assumes that the underwriters will not exercise their option to purchase additional shares of common stock to cover over-allotments.

To understand this offering fully, you should read this entire document carefully, including, in particular, the “Risk Factors” section as well as the documents identified in the section entitled “Where You Can Find More Information.”

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus. Because this is a summary, it may not contain all information that may be important to you. Therefore, you should read the entire prospectus, our financial statements (including the related notes) and the other information that is incorporated by reference into this prospectus before making a decision to invest in our common stock.

Our Company

PrivateBancorp, Inc. was formed in 1989 and is headquartered in Chicago. Through our banking subsidiaries, The PrivateBank and Trust Company (which we also refer to as The PrivateBank (Chicago)), and The PrivateBank (which we also refer to as The PrivateBank (St. Louis)), we provide highly personalized financial services primarily to affluent individuals, professionals, entrepreneurs, real estate investors and their business interests. Currently, we operate seven Chicago-area banking offices: downtown Chicago, Wilmette, Oak Brook, St. Charles, Lake Forest, Winnetka and Geneva, Illinois. We also operate one banking office in St. Louis, Missouri. On December 30, 2002, we purchased a controlling interest in Lodestar Investment Counsel, LLC, an investment adviser maintaining one office in downtown Chicago.

Using the European tradition of “private banking” as our model, we provide our clients with traditional individual and corporate banking services, including a variety of loan and deposit products, and wealth management services. Our goal is to be the primary source of financial products and services for our clients. We strive to develop a valued relationship with our clients, using an experienced team of managing directors, to serve each client’s individual and corporate banking needs, and by tailoring our products and services to consistently meet those needs.

Our principal and executive offices are located at Ten North Dearborn Street, Chicago, Illinois 60602. Our telephone number is (312) 683-7100 and our website address is www.privatebankandtrust.com.

Our Market

We target affluent individuals with annual incomes in excess of $150,000, professionals, owners of closely-held businesses and commercial real estate investors in the Chicago and St. Louis metropolitan areas, because we believe these individuals have significant unmet demand for personalized financial services. Based on 1990 census data for the Chicago metropolitan area, there were approximately 64,200 households with annual incomes greater than $150,000 in the nine-county statistical area comprised of Cook, DeKalb, DuPage, Grundy, Kane, Kendall, Lake, McHenry and Will counties in Illinois. The 2000 census data reflects an increase in the number of households with annual incomes greater than $150,000 within those same counties to approximately 210,800. Based on 1990 census data for the St. Louis metropolitan area, there were approximately 11,900 households with annual incomes greater than $150,000 in the three-county statistical area comprised of the city of St. Louis, St. Louis County and St. Charles County. The 2000 census data reflects an increase in the number of households with annual incomes greater than $150,000 in those same areas to approximately 35,100. These numbers reflect historical growth rates in the target markets of our Chicago and St. Louis banking offices of approximately 229% and 194%, respectively.

Highlights

From December 31, 1998 to December 31, 2002, we have achieved significant growth in assets, loans, deposits and earnings per share:

•	Our total assets have grown from $416.3 million to $1.54 billion, a compound annual growth rate of 39.4%.

•	Our total loans have grown from $282.0 million to $965.6 million, a compound annual growth rate of 36.4%.

•	Our total deposits have grown from $365.0 million at December 31, 1998 to $1.21 billion at December 31, 2002, a compound annual growth rate of 35.2%. We have increasingly relied on brokered deposits as a source of deposit growth. Brokered deposits increased from $0 at December 31, 1998 to $279.8 million at December 31, 2002.

•	We have maintained our asset quality. Our ratios of non-performing assets to total assets and net charge-offs to average total loans were 0.24% and 0.00%, respectively, as of December 31, 1998, and 0.09% and 0.07%, respectively, as of December 31, 2002.

•	Our diluted earnings per share have grown from $0.57 for the year ended December 31, 1998 to $1.42 for the year ended December 31, 2002, a compound annual growth rate of 29.9%.

•	Our return on average equity was 7.66%, 8.81%, 10.59% and 15.17% for the years ended December 31, 1999, 2000, 2001 and 2002, respectively.

•	We have opened five banking offices since 1999, the year of our initial public offering.

Lodestar Acquisition

As part of our strategy of increasing fee-based income and expanding our wealth management capabilities, in December 2002, we acquired a controlling interest in Lodestar Investment Counsel, LLC, a Chicago-based investment adviser founded in 1989, with $482.0 million in assets under management at the acquisition date. This acquisition significantly expanded our wealth management services and overall capacity, provided us with a strong group of wealth management professionals who are focused on highly-personalized client service and will increase our fee-based income. Lodestar manages equity, balanced and fixed income accounts for high net worth individuals, corporate and individual retirement plans and charitable organizations with assets available for investment primarily in excess of $1.0 million. The acquisition increased the amount of consolidated total wealth management client assets we oversee to $1.2 billion at March 31, 2003.

The PrivateBank Approach

We believe that we have developed a unique approach to private banking designed to provide our clients with highly responsive and individualized service. We emphasize personalized client relationships and custom-tailored financial services, complemented by the convenience of technology. The key aspects of our private banking approach are:

•

Personal Relationships.    Our approach begins with the development of strong, dedicated relationships with our clients. Each client is matched with a team of individuals headed by a managing director, who becomes our client’s main contact with us. Our managing directors, who are senior financial professionals, act as the financial partners of each client, working with them to identify and service each client’s banking needs. By dedicating a team of executives to each client, we are able to build ongoing relationships that allow our managing directors to use their increasing knowledge of the client’s financial history and goals to quickly adapt our services to the client’s individual needs and expand the scope of services provided to each client. To compliment and enhance the level of service that we provide our clients, we have made and will continue to make investments in technology.

•	Affluent Target Client. We offer our services to those members of the affluent segment of the population who are focused on building and preserving wealth. Our clients include affluent individuals, professionals and entrepreneurs with annual incomes over $150,000 and their business interests. We target service industries such as the accounting, legal and medical professions, as well as owners of closely-held businesses, commercial real estate investors and corporate executives. We believe that this segment of the market is most suited to our business and that these individuals are also likely to develop long-term relationships with us. Although we generally target individuals with high annual incomes and net worth, we also recognize the growth potential of certain young professionals and extend our services to those individuals whose incomes or net worth do not initially meet our criteria.

•	Customized Financial Services. In taking a long-term relationship approach with our clients, we are able to differentiate our services from the “one-size-fits-all” mentality of other financial institutions. Our clients use a wide variety of financial services beyond the traditional banking products, and we work with them to identify their particular needs and to develop and tailor our services to meet those needs.

•	Streamlined Decision-Making Process. Unlike many other banks, we do not have a lengthy chain of command. Our clients generally deal directly with their managing directors, which allows us to respond quickly and efficiently to our clients’ needs. With respect to credit decisions, we are able to use a streamlined approach because our organization has many qualified, experienced credit officers. Officers with credit approval authority make themselves available on short notice to help consult on or approve credits when time is of the essence. Generally, we use an “on call” approach, rather than structured meetings, to approve credit. As the amount and complexity of the credit increases, we often use a more traditional credit approval process.

•	Network of Comprehensive Financial Services. In order to compete with other financial service providers, we rely on a network of professionals in the financial and investment communities with whom we have developed strategic alliances over the years. By outsourcing investment management through these firms on a shared fee basis, we believe we are able to offer our clients a broader array of high quality services more cost-effectively than if we sought to expand our internal expertise. We also seek to use our relationships with investment management firms as a source of client referrals. In addition to providing clients the opportunity to select from among those firms that we recommend, including our subsidiary, Lodestar, our strategy permits trust clients to maintain investment management relationships that they may have with other third parties. We believe this choice distinguishes our service from the rigid policies set by some of our competitors. We serve our clients directly by assisting them in the selection of a complete package of investment management and financial services best suited to their individual needs. We also have selected strategic partners who provide our clients with a full range of personal and corporate insurance products and on-site brokerage services.

Strategy for Growth

We seek to increase long-term stockholder value through internal growth, expanded product lines and selective geographic expansion. We expect to continue to selectively evaluate acquisition candidates and new office locations and we intend to pursue opportunities that we perceive to be beneficial to the long-term value of our franchise. We believe continued development, retention and expansion of our experienced management group is key to successful implementation of our growth strategy. Our growth strategy entails five key components:

•	Developing Our Existing Relationships. An important part of our future growth will be the continued development of our existing client relationships. As the needs of our clients change and grow, we seek to grow with them and continue to provide them with our custom-tailored, flexible services. We believe we have a significant opportunity to further develop our existing client relationships in each of our banking offices. In particular, we seek to develop our wealth management business through our existing clients.

•	Increasing the Reach of Our Existing Banking Offices. In addition to increasing the services provided to our existing clients, we seek to expand the market presence of our existing banking offices, particularly in our newer offices. We believe that the growing need for private banking services in these markets is still largely unmet and there is a significant opportunity to increase our client base in these offices, particularly in the wealth management area.

•	Expanding into New Product Lines and Services. We believe that by broadening our product line and adding additional financial services not currently offered by us, we should be able to achieve an increase in our franchise value by diversifying our fee income and by strengthening our client relationships. To reach this goal, we consider select acquisitions, joint ventures and strategic alliances with other financial service companies that emphasize quality service and the value of relationships. Our targets are businesses that complement our services and enable us to broaden our product line to better serve our clients and help us develop new client relationships.

•	Acquisition of Asset Management Firms. We are very focused on acquiring additional asset management and financial planning capabilities as well as other fee income generating lines of business. As part of this ongoing strategy, we acquired a controlling interest in Lodestar in December 2002.

•	Expanding into New Markets. We believe the demand for our private banking services is not unique to Chicago or St. Louis. As we identify quality people in other Midwest metropolitan markets that present opportunities for growth and development similar to those in the Chicago and St. Louis markets, we will consider selective geographic expansion by establishing new banking offices or through possible acquisitions of existing institutions. As a federal savings bank, the PrivateBank (St. Louis) has greater regulatory flexibility in pursuing these geographic expansion opportunities.

Lending Activities

We work with our clients to provide a full range of commercial, real estate and individual lending products and services. The following table sets forth our loan portfolio by category:

	At March 31, 2003	Percentage of total loans
	(dollars in thousands)
Commercial real estate	$492,952	48.42%
Commercial	158,227	15.54
Construction	138,089	13.56
Residential real estate	76,885	7.55
Personal	152,043	14.93

Total loans	$1,018,196	100.00%

The goal of our lending program is to meet the diverse credit needs of our clients while using sound credit underwriting principles. Our business and credit strategy is relationship-driven and we strive to provide a reliable source of credit, a variety of lending alternatives and sound financial advice. We monitor the performance of our loan portfolio through regular contacts with our clients, continual portfolio review, careful monitoring of delinquency reports and reliance on our loan review function. We believe that this approach has resulted in strong asset quality, which is reflected in the table below.

	At or For the Quarter Ended March 31,	At or For the Year Ended December 31,
	2003	2002	2001	2000	1999	1998
Non-performing loans to total loans	0.35%	0.14%	0.41%	0.24%	0.21%	0.36%
Net charge-offs to average total loans	0.03	0.07	0.15	0.18	0.03	—
Non-accrual loans to total loans	0.15	0.08	0.09	—	—	—

We have relied primarily on deposits and FHLB borrowings to fund our lending activities. At March 31, 2003, we had FHLB borrowings of $67.1 million and total deposits of $1.4 billion, including $387.0 million of brokered deposits and $340.2 million of other certificates of deposit or time deposits, which include municipal deposits. The majority of these time deposits are in denominations greater than $100,000. We consider the majority of our certificates of deposit in excess of $100,000, other than brokered deposits, to be a relatively stable source of funding because of the nature of our typical client relationship. We utilize brokered deposits as an alternative source of funding to our core deposits and other short-term borrowings, such as FHLB borrowings.

Our Experienced Management Team

Our current management team consists of 29 managing directors, including our Chairman, President and Chief Executive Officer, Ralph B. Mandell, and 27 associate managing directors. Our managing directors are senior financial professionals with an average of 25 years of banking and financial experience. Our directors and non-director executive officers currently own more than 30% of our shares of common stock outstanding, supporting our philosophy of having their interests aligned with those of our stockholders.

Recent Developments

On July 21, 2003, we reported earnings of $0.56 per diluted share for the second quarter 2003 compared to second quarter 2002 earnings per diluted share of $0.33, an increase of 70%. Net income for the second quarter ended June 30, 2003 was $4.6 million, an increase of 77% over second quarter 2002 net income of $2.6 million. Net income for the six months ended June 30, 2003 was $8.2 million, or $1.01 per diluted share, compared to net income of $4.8 million, or $0.62 per diluted share, for the six months ended June 30, 2002, an increase in diluted earnings per share of 63%.

Net interest income totaled $12.6 million in the second quarter of 2003, an increase of 26% over second quarter 2002 net interest income of $10.0 million, and a decrease of 3% as compared to first quarter 2003 net interest income of $13.0 million. Average earning assets during the period were $1.58 billion, compared to $1.21 billion in the prior year quarter, an increase of 31%. Average earning assets increased by $92.2 million, or 6% during the second quarter of 2003 as compared to the first quarter 2003. Net interest margin (on a tax equivalent basis) was 3.33% in the second quarter of 2003, down from 3.53% in the prior year second quarter and down from 3.68% in the first quarter of 2003. The margin compression during the second quarter of 2003 reflects decreases in yields on average earning assets partially offset by a decrease in the costs of average interest-bearing liabilities from the yields and costs incurred in the first quarter of 2003. Approximately half of the sequential quarterly margin compression was due to an additional $45.0 million investment in Federal Home Loan Bank, or FHLB, stock that was made in May 2003. Recognition of dividends on the recently acquired FHLB stock lag the purchase date due to the timing of the FHLB dividend declaration. The remaining margin compression was due to the combined impact of accelerated amortization on our mortgage-backed and collateralized mortgage obligation, or CMO, securities, lower loan yields and the sale of a higher yielding security in our investment portfolio, resulting in lower overall yields on investment securities.

The provision for loan losses was $730,000 for the second quarter of 2003, compared to $1.6 million in the prior year second quarter and $956,000 in the first quarter of 2003. Net charge-offs totaled $182,000 in the quarter ended June 30, 2003 versus net charge-offs of $490,000 in the prior year quarter and $70,000 in the first quarter of 2003. The allowance as a percentage of total loans was 1.22% as of June 30, 2003 compared to 1.14% at June 30, 2002 and 1.22% at March 31, 2003.

Noninterest income was $4.4 million in the second quarter of 2003, reflecting an increase of $2.4 million or 114% from the second quarter of 2002. The increase in noninterest income was attributable primarily to net securities gains of $2.3 million, reduced by a trading loss on an interest rate swap of $1.1 million, the inclusion of Lodestar asset management revenue as well as increases in fee income as a result of increases in residential mortgage originations. Sales of residential real estate loans generated $1.0 million of income during the second quarter 2003 compared to $782,000 in the first quarter 2003 and $503,000 during the prior year quarter as a result of continued strong demand for residential real estate loans.

During the second quarter 2003, we recognized a gain of $2.4 million on the sale of a single $10.0 million corporate bond from our available-for-sale investment security portfolio. The value of the security increased as a result of declines in interest rates during the quarter. The proceeds from the sale have been invested in assets that management believes will be impacted to a lesser degree by rising interest rates. Securities gains and losses for the second quarter 2003 also include a permanent impairment write-down of $210,000 on our interest-only CMO investments. Continued low levels of market interest rates during the second quarter 2003 resulted in accelerated mortgage prepayments, which further impaired the fair value of our interest-only CMO securities. Our remaining investment in interest-only CMO securities was approximately $120,000 as of June 30, 2003.

The increase in noninterest income was partially offset by a second quarter 2003 trading loss of $1.1 million recorded to reflect the fair market value adjustment on an interest rate swap. This interest rate swap was entered into during the third quarter of 2002 in order to hedge a portion of our investment in long-term municipal bonds. The change in the fair market value of the swap is recognized in earnings and results in a loss because of continued declines in market rates of interest since the end of the first quarter 2003.

Wealth management assets under management were $1.3 billion at June 30, 2003 compared to $1.2 billion at March 31, 2003 and $733.9 million at June 30, 2002. Lodestar revenue was $756,000 during the second quarter 2003. Trust fee revenue was $824,000 during the second quarter 2003, an increase of $65,000 from the first quarter 2003 and an increase of $47,000 from the prior year second quarter. Increases in wealth management revenue reflect the impact of new business generated during the quarter augmented by a modest rebound in the equity markets.

Noninterest expense increased to $9.8 million in the second quarter of 2003 from $7.1 million in the second quarter of 2002 and up 4% as compared to $9.4 million in the first quarter 2003. The 37% increase in noninterest expense on a year over year basis is attributable primarily to increased costs associated with continued growth of the company and the operations of Lodestar. As previously reported, in April 2003, The PrivateBank (Chicago) suffered a loss of $400,000 in a check fraud scheme involving a new account deposit. On June 27, 2003, we received a letter from our insurance carrier declining coverage for the loss. As a result, we recorded a second quarter 2003 charge of $400,000. We are continuing to pursue recovery of the fraud loss in excess of the $150,000 deductible from our insurance carrier.

Our full-time equivalent employees increased to 194 at June 30, 2003 from 181 a year ago and remained unchanged from the first quarter 2003. Our efficiency ratio of 55.0% in the second quarter of 2003 remained relatively unchanged from 55.4% in the prior year quarter and is down from 58.5% in the first quarter 2003.

Deposits grew by 6% during the quarter to $1.446 billion, compared to total deposits of $1.365 billion as of March 31, 2003. Deposits as of June 30, 2003 increased by 20% from $1.205 billion at December 31, 2002.

Loans as of June 30, 2003 increased by 5%, or $49.0 million, to $1.067 billion as compared to loans of $1.018 billion at March 31, 2003. Loans increased by 11% at June 30, 2003 as compared to $965.6 million at December 31, 2002. At June 30, 2003, nonperforming loans as a percentage of total loans were 0.26%, versus 0.35% at March 31, 2003 and 0.14% at December 31, 2002. At June 30, 2003, nonaccrual loans as a percentage of total loans were 0.08%, versus 0.15% at March 31, 2003 and 0.08% at December 31, 2002.

Selected Second Quarter Consolidated Financial Highlights

	For the Three Months Ended June 30,
	2003	2002
	unaudited	unaudited
	(dollars in thousands, except per share data and ratios)
Interest income:
Interest and fees on loans	$15,208	$12,665
Interest on investment securities	5,148	4,886
Interest on short-term investments	31	8

Total interest income	20,387	17,559

Interest expense:
Interest on deposits	6,140	5,741
Interest on borrowings	1,204	1,353
Interest on long-term debt—trust preferred securities	485	485

Total interest expense	7,829	7,579

Net interest income	12,558	9,980
Provision for loan losses	730	1,609

Net interest income after provision for loan losses	11,828	8,371

Noninterest income:
Banking, wealth management services and other income	3,181	1,802
Net securities gains	2,310	274
Trading losses on interest rate swap	(1,054)	—

Total noninterest income	4,437	2,076

Noninterest expense:
Salaries and benefits	5,070	3,469
Other operating expenses	4,644	3,644
Amortization of intangibles	42	—

Total noninterest expense	9,756	7,113

Minority interest expense	44	—
Income before income taxes	6,465	3,334
Income tax expense	1,852	724

Net income	$4,613	$2,610

Per Share Data*:
Basic earnings	$0.60	$0.35
Diluted earnings	0.56	0.33
Dividends	0.04	0.02
Book value (at end of period)	12.89	9.71

Other Share Data*:
Weighted average shares outstanding	7,649,749	7,378,748
Diluted average shares outstanding	8,174,011	7,808,900

Selected Financial Condition Data (at end of period):
Total securities(1)	$581,743	$392,090
Total loans	1,067,208	865,778
Total assets	1,759,676	1,332,008
Total deposits	1,445,590	1,074,475
Funds borrowed	170,433	154,499
Long-term debt—trust preferred securities	20,000	20,000
Total stockholders’ equity	100,340	71,697
Wealth management assets under administration	1,273,554	733,914
Lodestar assets under management	538,096	—

	For the Three Months Ended June 30,
	2003	2002
	unaudited	unaudited
	(dollars in thousands, except per share data and ratios)

Selected Financial Ratios and Other Data:
Performance Ratios:
Net interest margin(2)(6)	3.33%	3.53%
Net interest spread(3)	3.16	3.34
Noninterest income to average assets	1.06	0.65
Noninterest expense to average assets	2.33	2.24
Net overhead ratio(4)(6)	1.27	1.59
Efficiency ratio(5)(6)	55.0	55.4
Return on average assets(7)	1.10	0.82
Return on average equity(8)	18.81	15.07
Dividend payout ratio	6.75	5.66

Asset Quality Ratios:
Nonperforming loans to total loans	0.26%	0.37%
Nonaccrual loans to total loans	0.08	0.07
Allowance for loan losses to:
Total loans	1.22	1.14
Nonperforming loans	476	313
Net charge-offs to average total loans	0.07	0.24
Nonperforming assets to total assets	0.16	0.24

Balance Sheet Ratios:
Loans to deposits	73.83%	80.58%
Average interest-earning assets to average interest-bearing liabilities	108.2	107.8

Capital Ratios:
Total equity to total assets	5.70%	5.38%
Total risk-based capital ratio	8.37	9.37
Tier 1 risk-based capital ratio	7.06	7.84
Leverage ratio	5.23	6.07

*	All previously reported share and per share data has been adjusted to reflect the 3-for-2 stock split of our common stock effective January 17, 2003.
(1)	The entire securities portfolio was classified as “available-for-sale” for the periods presented.
(2)	Net interest income, on a tax-equivalent basis, divided by average interest-earning assets.
(3)	Yield on average interest-earning assets less rate on average interest-bearing liabilities.
(4)	Noninterest expense divided by the sum of net interest income, on a tax equivalent basis, plus noninterest income.
(5)	Noninterest expense less noninterest income divided by average total assets.
(6)	The company adjusts GAAP reported net interest income by the tax equivalent adjustment amount to account for the tax attributes on federally tax exempt municipal securities. For GAAP purposes, tax benefits associated with federally tax exempt municipal securities are recorded as a benefit in income tax expense. The following table reconciles reported net interest income to net interest income on a tax equivalent basis for the periods presented:

	Reconciliation of net interest income to net interest income on a tax equivalent basis
	For the quarter ended June 30,
	2003	2002
Net interest income	$12,558	$9,980
Tax equivalent adjustment to net interest income	742	790

Net interest income, tax equivalent basis	$13,300	$10,770

(7)	Net income divided by average total assets.
(8)	Net income divided by average common equity.

The Offering

Common stock offered	1,700,000 shares

Common stock outstanding after the offering	9,487,034 shares

Use of proceeds	We intend to use the net proceeds from the sale of shares of common stock in this offering to repay our revolving credit facility and for general corporate purposes including to support our anticipated future growth.

Dividends	We paid dividends in 2002 of $0.09 per share. We currently expect to pay dividends equal to $0.16 per share in 2003.

Nasdaq National Market symbol	PVTB

The number of shares of common stock offered assumes the underwriters’ over-allotment option is not exercised. If the over-allotment option is exercised in full, we will offer, issue and sell an additional 255,000 shares and the number of shares of our common stock outstanding after this offering will be 9,742,034 shares.

The number of shares outstanding after this offering set forth above does not give effect to 1,201,222 shares reserved for issuance under our stock option plan, of which options to purchase 708,682 shares at a weighted average price of $9.05 were outstanding at June 30, 2003. If issued, these shares would represent 13.4% of our shares of common stock outstanding before the offering, and 11.2% of our outstanding shares after giving effect to the sale of 1,700,000 shares in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table summarizes certain consolidated financial information of PrivateBancorp and its subsidiaries. You should read this table in conjunction with our consolidated financial statements and the related notes incorporated by reference into this prospectus.

	At or For the Quarter Ended March 31,		At or For the Year Ended December 31,
	2003	2002	2002(1)	2001	2000	1999	1998
	(in thousands, except per share data and ratios)
Selected Statement of Income Data:
Interest income:
Loans, including fees	$15,167	$12,148	$52,560	$50,975	$48,633	$26,597	$19,619
Federal funds sold and interest-bearing deposits	25	17	126	244	1,058	330	2,181
Securities	5,379	4,206	19,156	14,377	7,455	5,141	3,492

Total interest income	20,571	16,371	71,842	65,596	57,146	32,068	25,292

Interest expense:
Interest-bearing demand deposits	128	171	636	923	869	604	487
Savings and money market deposit accounts	1,709	1,719	7,328	11,365	13,711	7,671	6,651
Time deposits	3,940	4,323	16,014	17,291	14,635	7,399	6,155
Funds borrowed	1,312	1,309	5,325	6,327	4,116	931	19
Long-term debt—trust preferred securities	485	485	1,939	1,731	—	—	—

Total interest expense	7,574	8,007	31,242	37,637	33,331	16,605	13,312

Net interest income	12,997	8,364	40,600	27,959	23,815	15,463	11,980
Provision for loan losses	956	511	3,862	3,179	1,690	1,208	362

Net interest income after provision for loan losses	12,041	7,853	36,738	24,780	22,125	14,255	11,618

Noninterest income:
Banking, wealth management services and other income	2,701	1,542	7,081	4,028	3,077	1,947	1,280
Securities (losses) net gains	(55)	(230)	11	2,095	92	57	40
Trading losses on interest rate swap	(230)	—	(943)	—	—	—	—

Total noninterest income	2,416	1,312	6,149	6,123	3,169	2,004	1,320

Noninterest expense:
Salaries and employee benefits	4,778	3,214	13,979	9,111	8,174	5,156	4,077
Severance charge	—	—	—	—	562	—	—
Occupancy expense, net	1,419	1,139	4,891	4,158	2,987	1,563	1,379
Data processing	393	308	1,509	1,295	820	478	508
Marketing	486	365	1,648	1,208	1,202	692	567
Amortization of other intangibles	42	—	—	—	—	—	—
Professional fees	1,284	891	3,689	2,939	2,135	1,295	561
Goodwill amortization	—	—	—	824	731	—	—
Insurance	168	93	455	354	303	214	134
Towne Square Financial Corporation acquisition	—	—	—	—	—	1,300	—
Other expense	849	462	2,436	2,763	1,692	1,389	863

Total noninterest expense	9,419	6,472	28,607	22,652	18,606	12,087	8,089

Minority interest expense	38	—	—	—	—	—	—
Income before income taxes	5,000	2,693	14,280	8,251	6,688	4,172	4,849
Income tax provision	1,397	549	3,273	2,051	2,263	1,257	1,839

Net income	$3,603	$2,144	$11,007	$6,200	$4,425	$2,915	$3,010

Per Share Data(2):
Basic earnings	$0.47	$0.29	$1.49	$0.88	$0.64	$0.49	$0.61
Diluted earnings	0.44	0.28	1.42	0.85	0.62	0.46	0.57
Dividends	0.04	0.02	0.09	0.07	0.07	0.07	0.05
Book value (at end of period)	12.29	8.80	11.56	8.65	7.82	6.84	5.69

Other Share Data(2):
Average shares outstanding—diluted	7,601	7,613	7,775	7,274	7,191	6,345	5,271
Period end shares outstanding	7,762	7,376	7,704	7,206	6,935	6,885	5,147

	At or For the Quarter Ended March 31,		At or For the Year Ended December 31,
	2003	2002	2002(1)	2001	2000	1999	1998
	(in thousands, except per share data and ratios)
Selected Financial Condition Data (at end of period):
Total securities(3)	$505,877	$388,728	$487,020	$332,933	$172,194	$71,134	$116,891
Total loans	1,018,196	782,434	965,641	780,771	598,724	397,277	281,965
Total assets	1,628,995	1,231,208	1,543,414	1,176,768	829,509	518,697	416,308
Total deposits	1,365,344	981,865	1,205,271	850,495	670,246	453,092	364,994
Funds borrowed	124,933	155,523	209,954	231,488	96,879	15,000	20,000
Long-term debt—trust preferred securities	20,000	20,000	20,000	20,000	—	—	—
Total stockholders’ equity	95,373	64,926	89,092	62,304	54,249	47,080	29,274
Wealth management assets under administration	1,204,239	758,242	1,239,779	722,713	777,800	729,904	611,650
Lodestar assets under management	501,276	—	482,000	—	—	—	—

Selected Financial Ratios and Other Data:
Performance Ratios:
Net interest margin(4)(10)	3.68%	3.18%	3.44%	3.27%	3.63%	3.79%	3.64%
Net interest spread(5)	3.53	2.96	3.25	2.87	3.02	3.15	2.98
Noninterest income to average assets	0.62	0.36	0.47	0.64	0.45	0.45	0.37
Noninterest expense to average assets	2.41	2.07	2.17	2.37	2.64	2.71	2.29
Net overhead ratio(6)	1.80	1.71	1.70	1.73	2.19	2.26	1.91
Efficiency ratio(7)(10)	58.5	61.1	57.63	63.17	66.76	65.76	60.82
Return on average assets(8)	0.92	0.73	0.83	0.65	0.63	0.65	0.85
Return on average equity(9)	15.49	13.35	15.17	10.59	8.81	7.66	11.27
Dividend payout ratio	8.62	6.88	6.27	8.39	10.43	13.78	8.74

Asset Quality Ratios:
Non-performing loans to total loans	0.35%	0.37%	0.14%	0.41%	0.24%	0.21%	0.36%
Non-accrual loans to total loans	0.15	0.19	0.08	0.09	—	—	—
Allowance for loan losses to:
Total loans	1.22	1.12	1.20	1.06	1.02	1.14	1.21
Non-performing loans	355	303	828	262	423	548	336
Net charge-offs to average total loans	0.03	0.01	0.07	0.15	0.18	0.03	—
Non-performing assets to total assets	0.22	0.24	0.09	0.27	0.17	0.16	0.24

Balance Sheet Ratios:
Loans to deposits	74.6%	79.7%	80.1%	91.8%	89.4%	87.7%	77.3%
Average interest-earning assets to average interest-bearing liabilities	107.1	107.5	107.9	109.8	112.2	116.3	116.4

Capital Ratios:
Equity to assets	5.85%	5.27%	5.77%	5.29%	6.54%	9.08%	7.03%
Total risk-based capital ratio	8.30	9.93	8.29	9.71	8.15	13.96	11.53
Tier 1 risk-based capital ratio	6.99	8.37	6.91	8.18	6.47	12.84	10.40
Leverage ratio	5.27	6.25	5.47	6.64	5.54	10.77	7.88

(1)	Audited by Ernst & Young LLP. Prior year results audited by Arthur Andersen LLP.
(2)	Per share data has been adjusted to reflect the 3-for-2 split of our common stock effective January 17, 2003.
(3)	For all periods, the entire securities portfolio was classified “available-for-sale.”
(4)	Net interest income, on a tax-equivalent basis, divided by average interest-earning assets.
(5)	Yield on average interest-earning assets less rate on average interest-bearing liabilities.
(6)	Noninterest expense less noninterest income divided by average total assets.
(7)	Noninterest expense divided by the sum of net interest income, on a tax equivalent basis, plus noninterest income.
(8)	Net income divided by average total assets.
(9)	Net income divided by average common equity.

(footnotes continued on next page)

(10)	We adjust GAAP reported net interest income by the tax equivalent adjustment amount (assuming a 34% tax rate) to account for the tax attributes on federally tax exempt municipal securities. For GAAP purposes, tax benefits associated with federally tax exempt municipal securities are recorded as a benefit in income tax expense. The following table reconciles reported net interest income to net interest income on a tax equivalent basis for the periods presented:

	Reconciliation of net interest income to net interest income on a tax equivalent basis
	For the Quarter Ended March 31,		For the Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(in thousands)
Net interest income	$12,997	$8,364	$40,600	$27,959	$23,815	$15,463	$11,980
Tax equivalent adjustment to net interest income	695	687	2,894	1,777	885	914	85

Net interest income, tax equivalent basis	$13,692	$9,051	$43,494	$29,736	$24,700	$16,377	$12,065

RISK FACTORS

You should carefully consider the following risk factors before you decide to buy our common stock. You should also consider other information in this prospectus, as well as in the documents incorporated by reference in this prospectus.

Our future success is dependent on our ability to compete effectively in the highly competitive banking industry.

We face substantial competition in all phases of our operations from a variety of different competitors. Our future growth and success will depend on our ability to compete effectively in this highly competitive environment. To date, we have grown our business successfully by focusing on our market niche and emphasizing consistent delivery of the high level of service and responsiveness desired by our clients. We compete for loans, deposits, wealth management and other financial services in our geographic markets with other commercial banks, thrifts, credit unions and brokerage firms operating in the greater Chicago and St. Louis metropolitan areas. Many of our competitors offer products and services which we do not, and many have substantially greater resources, name recognition and market presence that benefit them in attracting business. In addition, larger competitors may be able to price loans and deposits more aggressively than we do. As we have grown, we have become increasingly dependent on outside funding sources, including brokered deposits, where we face nationwide competition. Some of the financial institutions and financial services organizations with which we compete are not subject to the same degree of regulation as is imposed on bank holding companies, federally insured, state-chartered banks and federal savings banks. As a result, these nonbank competitors have certain advantages over us in accessing funding and in providing various services.

The loss of key managing directors may adversely affect our operations.

We are a relationship-driven organization. Our growth and development to date have resulted in large part from the efforts of our 29 managing directors. Our managing directors have primary contact with our clients and are extremely important in maintaining personalized relationships with our client base, which is a key aspect of our business strategy, and in increasing our market presence. The loss of one or more of these key employees could have a material adverse effect on our operations if remaining managing directors are not successful in retaining client relationships of a departing managing director.

We have entered into employment contracts with Ralph B. Mandell, our chairman, president and chief executive officer, and two managing directors, Richard Jensen and Thomas Castronovo. In connection with our acquisition of Lodestar, we entered into employment contracts with each of Lodestar’s four portfolio managers. Despite these agreements, there can be no assurance that any of these individuals will decide to remain employed by us or that our business will be protected by various covenants not to compete or covenants not to solicit our clients that are contained in these agreements. Currently, we do not have employment agreements in place with any of our other managing directors or officers and none of these individuals is currently subject to any covenants not to compete or covenants not to solicit our clients.

A continued economic downturn in Chicago or St. Louis, or nationally, as well as terrorist threats and attacks and any related military action, may adversely affect our business.

Currently, our lending, deposit gathering and asset management activities are concentrated primarily in the greater Chicago and, to a lesser extent, St. Louis metropolitan areas. We estimate that approximately 80% of our loan portfolio is related to loans secured by property or other collateral located in the Chicago metropolitan area and 14% located in the St. Louis metropolitan area. Similarly, almost all of our deposits at each of our banks, other than brokered deposits, are from customers in that particular bank’s market area. Accordingly, our success depends on the general economic condition of Chicago and St. Louis and their surrounding areas, and the national economy. Because of the concentration of our business in these geographic areas, in the event of a downturn in the economy of these areas, we may experience higher rates of loss and delinquency in our loan portfolio than if the underlying loans were more geographically diverse. The loans in our portfolio also may be subject to greater risk of default than other comparable loans in the event of adverse economic, political, or business developments or natural hazards that may affect those cities and the ability of property owners or commercial borrowers in those areas to make payments of principal and interest on the underlying loans.

Additionally, terrorist attacks and further acts of violence, or escalation of military activity in response to such attacks or acts, could cause deterioration of the domestic economy which may lead to an increase in delinquencies in our loan portfolio and loan losses or could adversely affect other areas of our business. Any terrorist attack, any response to such an attack by the United States or any similar condition disproportionately affecting one or more of the areas in which we conduct substantial business could affect the value of the collateral underlying our loans and have a materially adverse effect on our results of operations. We are unable to predict whether the threat of terrorist attacks or any responses to such events will result in long-term commercial disruptions or will have long-term adverse effects on our business, results of operations or financial condition.

We rely on the services of third parties to provide services that are integral to our operations.

We rely on third-party service providers to support our operations. In particular, in our wealth management segment, we have not, in the past, provided investment management services directly through our own personnel. Rather, we have relied, and continue to rely, upon selected outside investment managers to provide investment advice and asset management services to our clients. We cannot be sure that we will be able to maintain these arrangements on favorable terms. Also, many of the investment managers with whom we work are affiliated with our competitors in the financial services field. We cannot be sure that our investment managers will continue to work with us in these arrangements or that our clients will continue to utilize the services of these investment managers through us, rather than directly from the investment management firms themselves. The loss of any of these outside investment managers may impact our ability to provide our clients with quality service or certain types of portfolio management without incurring the cost of replacing them. We also are dependent on third-party service providers for data processing and other information processing systems that support our day-to-day trust and banking activities. Any disruption to the services provided by these third parties could have an adverse impact on our operations.

There can be no assurance that our acquisition of Lodestar Investment Counsel will result in an increase in fee income.

In December 2002, we acquired a controlling interest in Lodestar Investment Counsel, LLC, a Chicago-based investment adviser. While we expect that the acquisition will provide additional sources of revenue in our wealth management segment, the success of this acquisition depends, in part, on our ability to retain Lodestar’s clients and employees. Although we have entered into employment agreements with each of Lodestar’s four portfolio managers, there can be no guarantee that they will decide to remain employed by us. Even if these individuals continue to work for us, there is no assurance that they will be able to continue to retain their existing clients. The unexpected loss of these employees or their clients would have a negative effect on our fee income.

We may not be able to implement aspects of our growth strategy.

Our growth strategy contemplates the future expansion of our business and operations, possibly through the addition of new product lines, the establishment of new banking offices in new metropolitan markets in the Midwest or the acquisition of new banking offices and the acquisition of additional asset managers. Implementing these aspects of our growth strategy depends in part on our ability to successfully identify acquisition opportunities and strategic partners that will complement our private banking and wealth management approaches and to successfully integrate their operations with ours. To successfully acquire or establish new banking offices, we must be able to correctly identify profitable or growing markets, as well as attract the necessary relationships to make these new facilities cost-effective. It is possible that the costs associated with future expansion or acquisitions may have adverse effects on our earnings per share. In addition, we cannot be sure that we will be able to identify suitable opportunities for further growth and expansion, or that if we do, that we will be able to successfully integrate these new operations into our business. If we are unable to effectively implement our growth strategies, our business may be adversely affected.

We may be adversely affected by interest rate changes.

Our operating results are largely dependent on our net interest income. Fluctuations in interest rates may significantly impact our net interest income, which is the difference between the interest income earned on earning assets, usually loans and investment securities, and the interest expense paid on deposits and borrowings. We measure the impact of interest rate changes on our income statement through the use of gap analysis and simulation modeling, which is a way to measure and manage our sensitivity to interest rate fluctuations. We manage our gap position at the one-year time horizon. Our policy states that we will maintain a ratio of rate sensitive assets to rate sensitive liabilities at the one year time horizon of between 0.70 and 1.30. Our position was 0.87 at March 31, 2003 and 0.85 at December 31, 2002. Currently, because the amount of our rate-sensitive liabilities exceeds the amount of our rate-sensitive assets, we are considered negatively gapped and will benefit from falling interest rates over time. Accordingly, a short-term rise in interest rates will have an adverse effect on our earnings, while a short-term drop in interest rates will benefit our earnings. However, we are unable to predict fluctuations in interest rates, which are affected by factors including:

•	inflation or deflation;

•	recession;

•	unemployment rates;

•	money supply;

•	domestic and foreign events; and

•	instability in domestic and foreign financial markets.

We generally operate within guidelines set by our asset/liability policy for maximum interest rate risk exposure, and attempt to maximize our returns within an acceptable degree of risk. Our asset/liability policy may not be able to prevent changes in interest rates from having a material adverse effect on our results of operation and financial condition.

There can be no assurance that our investment strategy will be successful.

Our investment strategy is designed to reduce the sensitivity in our balance sheet to changes in interest rates. To implement this strategy, we invest in interest sensitive instruments, including derivatives. Over the past year, our investment securities portfolio grew to $505.9 million at March 31, 2003, from $388.7 million at  March 31, 2002, mostly as a result of our investment in tax-exempt municipal securities. While our intent in purchasing these financial instruments, including derivatives, is to reduce our interest rate sensitivity, we cannot predict whether these instruments will perform as expected. In addition, the failure of any counterparty to meet its obligations under these financial instruments would cause such instruments to lose substantial value.

In addition, unlike the policies of many financial institutions, our investment policy gives us broad investment discretion and allows us to invest in certain asset classes and in certain amounts and concentrations that may increase losses in the event our investment portfolio performs in a manner we did not anticipate. In particular, our investment portfolio includes a considerable investment in Federal Home Loan Bank stock. Based on our past experience with the FHLB, we believe this to be a liquid investment, however, the stock is callable by the FHLB at any time and the FHLB is not required to provide us with funds immediately upon liquidation of the investment.

Our former engagement of Arthur Andersen LLP as our independent auditor may pose risks to us and will limit your ability to seek potential recoveries from it related to its work.

On June 15, 2002, Arthur Andersen LLP, our former independent auditor, was convicted on a federal obstruction of justice charge. Some investors, including institutional investors, may choose not to invest in or hold securities of a company whose financial statements were audited by Arthur Andersen LLP, which may serve to, among other things, suppress the price of our shares. On May 23, 2002, our Board of Directors approved the audit committee’s recommendation to dismiss Arthur Andersen LLP and engaged Ernst & Young LLP to serve as our independent auditor.

SEC rules require us to present our audited financial statements in various SEC filings, along with Arthur Andersen’s consent to our inclusion of its audit report in those filings. The SEC recently has provided regulatory relief designed to allow companies that file reports with the SEC to dispense with the requirement to file a consent of Arthur Andersen in certain circumstances. We have been unable to obtain, after reasonable efforts, the written consent of Arthur Andersen to our naming it as an expert and as having audited the consolidated financial statements incorporated by reference into this prospectus. Notwithstanding the SEC’s regulatory relief, the inability of Arthur Andersen to provide its consent or to provide assurance services to us could negatively affect our ability to, among other things, access the public capital markets. Any delay or inability to access the public markets as a result of this situation could have a material adverse impact on our business. Also, an investor’s ability to seek potential recoveries from Arthur Andersen related to any claims that an investor may assert as a result of the work performed by Arthur Andersen for us will be limited significantly in the absence of a consent and may be further limited by the diminished amount of assets of Arthur Andersen that are or may in the future be available for claims.

Our business may be adversely affected by the highly regulated environment in which we operate.

The banking industry is heavily regulated under both federal and state law. These regulations are primarily intended to protect customers, not our creditors or stockholders. Existing state and federal banking laws subject us to substantial limitations with respect to making loans, purchasing securities, paying dividends and many other aspects of our business. Some of these laws may benefit us, while others may increase our costs of doing business, or otherwise adversely affect us and create competitive advantages for others. Regulations affecting banks and financial services companies undergo continuous change, and we cannot predict the ultimate effect of these changes, which could have a material adverse effect on our profitability or financial condition. Federal economic and monetary policy may also affect our ability to attract deposits, make loans and achieve satisfactory interest spreads.

Among other requirements, we are subject to regulatory capital requirements administered by the federal banking agencies. Currently, each of our banks is considered “well-capitalized” for regulatory purposes. If a banking subsidiary is not “well-capitalized,” regulatory approval is required to allow the bank to utilize brokered deposits. At June 30, 2003, we were considered “adequately-capitalized” for regulatory purposes. Giving effect to this offering and based on current regulatory guidelines, we would be considered “well-capitalized” at June 30, 2003. After the offering, we will be considered “well-capitalized” for regulatory purposes. The Federal Reserve, as a matter of policy, may require bank holding companies to be “well-capitalized” in order to obtain requisite approval of proposed transactions. To the extent that we do not remain “well-capitalized” at the holding company level, our ability to pursue further acquisitions, and, as a result, the implementation of our growth strategy, may be adversely affected.

The unavailability of alternative funding sources may constrain our growth.

We have in the past and continue to utilize brokered deposits as one of our funding sources that supports our asset growth. In addition, as a part of our liquidity management strategy, we intend to limit our use of brokered deposits as a percentage of total deposits to levels no more than 40% as we determine prudent from time to time. If this funding source becomes more difficult to access, we will have to seek alternative funding sources in order to continue to fund our asset growth. This may include increasing our reliance on FHLB borrowings, attempting to attract significant new core deposits, reducing our available-for-sale securities portfolio and selling loans. There can be no assurance that brokered deposits will be available, or if available, sufficient to support our continued growth.

Our commercial real estate loans generally involve higher principal amounts than our other loans, and repayment of these loans may be dependent on factors outside our control or the control of our borrowers.

At March 31, 2003, our commercial real estate loans totaled approximately $493 million, or 48.42% of our total loan portfolio. Commercial real estate lending typically involves higher loan principal amounts, and the repayment of these loans generally is dependent, in large part, on the successful operation of the property securing the loan or the business conducted on the property securing the loan. These loans may be more adversely affected by general conditions in the real estate markets or in the economy. For example, if the cash flow from a borrower’s project is reduced due to leases not being obtained or renewed, that borrower’s ability to repay the loan may be impaired. Many commercial real estate loan principal payments are not fully amortized over the loan period, but have balloon payments due at maturity. A borrower’s ability to make a balloon payment typically will depend on its ability to either refinance the loan or complete a timely sale of the underlying property.

Our allowance for loan losses may prove to be insufficient to absorb potential losses in our loan portfolio.

Lending money is a substantial part of our business. However, every loan we make carries a certain risk of non-payment. This risk is affected by, among other things:

•	the credit risks of the particular borrower;

•	changes in economic and industry conditions;

•	the duration of the loan; and

•	in the case of a collateralized loan, the changes and uncertainties as to the future value of the collateral.

We maintain an allowance for loan losses which we believe is appropriate to provide for any probable losses in our loan portfolio. The amount of this allowance is determined by management through a periodic review and consideration of numerous factors, including:

•	an ongoing review of the quality, size and diversity of our loan portfolio;

•	evaluation of non-performing loans;

•	historical loan loss experience; and

•	the amount and quality of collateral, including guarantees, securing the loans.

Our allowance for loan losses as a percentage of non-performing loans was 355% at March 31, 2003, 828% at December 31, 2002, and 262% at December 31, 2001. As a percentage of total loans, the allowance was 1.22% at March 31, 2003, compared to 1.20% at December 31, 2002, and 1.06% at December 31, 2001. Over the past year, we increased our allowance as a percentage of total loans to reflect management’s judgment that deteriorating economic conditions have affected our borrowers. Although we believe our loan loss allowance is adequate to absorb probable losses in our loan portfolio, we cannot predict such losses or that our allowance will be adequate. If our actual loan losses exceed the amount that is anticipated, our earnings could suffer.

We continually encounter technological changes, and we may have fewer resources than many of our competitors to continue to invest in technological improvements.

The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. In addition to better serving clients, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our clients by using technology to provide products and services that will satisfy client demands for convenience, as well as to create additional efficiencies in our operations. For example, we invested $1.1 million during 2001 and $1.9 million during 2002 to develop and enhance our technological systems, services and products utilized by both our clients and our employees. These investments related to our conversion to a new data processing service provider, the upgrade of our wealth management client data and transactional systems, as well as the redesign and enhancement of our website.

We may need to make significant additional capital investments in technology in the future, and we may not be able to effectively implement new technology-driven products and services. Many of our competitors have substantially greater resources to invest in technological improvements.

Future issuances of our common stock or other securities may dilute the value of our common stock.

Our Board of Directors has the authority, without action or vote of the stockholders, to issue all or part of any authorized but unissued shares of our common stock and preferred stock, including shares of common stock authorized to be issued under our stock incentive plan and our incentive compensation plan, which was recently approved by our stockholders. As of June 30, 2003, 1,201,222 shares were reserved for issuance under the plans, of which options to purchase 708,682 shares at a weighted average price of $9.05 were outstanding. If issued, these shares would represent 13.4% of our total shares of common stock outstanding before this offering, and 11.2% of our outstanding shares after giving effect to the sale of 1,700,000 shares in this offering. We anticipate granting additional options, restricted stock and/or deferred stock units to our employees and directors pursuant to the terms of the plans in the future. While we do not have any current plans to do so, in the future, we may also issue additional securities, through public or private offerings, in order to raise additional capital to support our growth or in connection with possible acquisitions. Future issuances of our common stock will dilute the percentage of ownership interest of stockholders and may dilute the per share book value of our common stock. In addition, option holders may exercise their options at a time when we would otherwise be able to obtain additional equity capital on more favorable terms.

Our ability to pay dividends on our common stock is limited by law.

Our ability to pay dividends on our common stock largely depends on our receipt of dividends from The PrivateBank (Chicago) and The PrivateBank (St. Louis). The amount of dividends that our banks may pay to us is limited by federal and state laws and regulations relating to banks and thrifts. Currently, only The PrivateBank (Chicago) is permitted to pay dividends to us. At March 31, 2003, subject to minimum capital requirements, The PrivateBank (Chicago) had the capacity to pay approximately $30.3 million in dividends without prior regulatory approval. However, in order for The PrivateBank (Chicago) to remain “well-capitalized,” as of March 31, 2003, aggregate dividends from The PrivateBank (Chicago) may not exceed approximately $4.2 million. In addition, we or our banks may decide to limit the payment of dividends even when we or they have the legal ability to pay them in order to retain earnings for use in our business. Also, if required interest payments for trust preferred securities issued by one of our subsidiaries are not made or are suspended, we are contractually prohibited from paying dividends on our common stock until all amounts due to the holders of our trust preferred securities have been paid.

There is a limited trading market for our common stock; you may not be able to resell your shares at or above the price you pay for them.

The price of the shares of our common stock subject to this offering may be greater than the market price for our common stock following the offering. The price of our common stock has been, and will likely continue to be, subject to fluctuations based on, among other things, economic and market conditions for bank holding companies and the stock market in general, as well as changes in investor perceptions of our company. The issuance of new shares of our common stock also may affect the market for our common stock.

Our common stock is traded on the Nasdaq National Market under the symbol “PVTB”. The development and maintenance of an active public trading market depends, however, upon the existence of willing buyers and sellers, the presence of which is beyond our control or the control of any market maker. While we are a publicly traded company, the volume of trading activity in our stock is relatively limited. The current public float of our common stock, prior to the offering, is approximately 5.5 million shares; the average daily trading volume on the Nasdaq National Market from January 1, 2002 through March 31, 2003, as reported by Nasdaq, was 19,899 shares. Even if a more active market develops, there can be no assurance that such a market will continue, or that our stockholders will be able to sell their shares at or above the offering price. The aggregate market value of our common stock held by nonaffiliates was approximately $149.1 million as of June 30, 2003.

Our directors and officers may have significant influence on how our common stock is voted.

Our directors and executive officers will beneficially own approximately 27% of the outstanding shares of our common stock after this offering, assuming none of them purchases shares in this offering. If our directors and executive officers vote together, they could influence the outcome of certain corporate actions requiring stockholder approval, including the election of directors and the approval or non-approval of significant corporate transactions, such as a merger or the sale of all or substantially all of our assets.

Certain provisions of Delaware law and our charter and by-laws may discourage or prevent a takeover of our company and reduce any takeover premium.

Our Amended and Restated Certificate of Incorporation, our Amended and Restated By-laws and Delaware law all contain provisions that could discourage potential acquisition proposals, or delay or prevent a change in the control of the company. Provisions in our charter and by-laws designed to discourage or prevent a takeover include:

•	staggered terms for our directors, which makes it difficult to replace the entire board;

•	the ability of the Board of Directors to issue shares of preferred stock, which could dilute the voting power and equity interest of holders of the common stock; and

•	the requirement that holders of 66 2/3% of our outstanding common stock must approve any change of these anti-takeover provisions.

Stockholders sometimes realize a significant premium in their stock price when an offer is made to purchase a company. Because we have adopted these provisions, such offers may be discouraged, and our stockholders may lose the benefit of any potential premium. There are also state and federal laws which regulate direct and indirect takeover attempts of financial institutions.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We make certain forward-looking statements in this prospectus and in the documents incorporated by reference into this prospectus that are based upon our current expectations and projections about current events. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of these safe harbor provisions. You can identify these statements from our use of the words “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect” and similar expressions. These forward-looking statements include:

•	statements of our goals, intentions and expectations;

•	statements regarding our business plans and growth strategies;

•	statements regarding the asset quality of our loan and investment portfolios; and

•	estimates of our risks and future costs and benefits.

These forward-looking statements are subject to significant risks, assumptions and uncertainties, including the factors discussed in the “Risk Factors” section of this prospectus. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

USE OF PROCEEDS

The net proceeds which we will receive from the sale of 1,700,000 shares of common stock in this offering are approximately $49.7 million, based on the public offering price of $31.25 per share, after deducting underwriting discounts and the aggregate expenses of $350,000 payable by us.

We intend to use the net proceeds of the offering to repay $30.0 million currently outstanding under our revolving credit facility. The remaining net proceeds of the offering of approximately $19.7 million will be contributed as capital to our subsidiary banks.

We currently have approximately $30.0 million outstanding under our revolving credit facility with an unaffiliated bank. The credit facility, which was renegotiated in 2002, provides for maximum borrowings of $35.0 million. The interest rate on borrowings under this revolving line is based on, at our option, either the lender’s prime rate or a LIBOR-based rate. The interest rate adjusts quarterly and was reset to 3.5% on June 1, 2003. The revolving line of credit is secured by the common stock of The PrivateBank (Chicago) and The PrivateBank (St. Louis) and matures on December 1, 2003. Following repayment of amounts outstanding out of the proceeds of this offering, we plan to keep the credit line available for future borrowings for general corporate purposes, including supporting the continued growth of our existing subsidiaries, and to finance further expansion and potential acquisitions.

We intend to contribute the remainder of the net proceeds of the offering, approximately $19.7 million, to increase the regulatory capital of both The PrivateBank(Chicago) and The PrivateBank (St. Louis) to support the growth of our existing banking operations. Pending these uses, we intend to invest these funds in liquid, short-term investment-grade securities.

MARKET FOR COMMON STOCK AND DIVIDENDS

Our common stock is listed on the Nasdaq National Market under the symbol “PVTB.” As of June 30, 2003, there were approximately 273 shareholders of record of our common stock.

Set forth below is the high and low sales prices reported on the Nasdaq National Market for our common stock for the periods indicated and the quarterly dividends paid by us during such periods. The following information reflects the 3-for-2 stock split that occurred on January 17, 2003.

	High	Low	Dividend
2001
First Quarter	$10.6250	$6.2083	$0.017
Second Quarter	11.1533	9.0000	0.017
Third Quarter	12.6667	10.0000	0.020
Fourth Quarter	13.3333	10.5933	0.020

2002
First Quarter.	$16.3333	$12.3933	$0.020
Second Quarter	21.3000	15.7667	0.020
Third Quarter	20.9733	15.0667	0.027
Fourth Quarter	26.1400	20.2267	0.027

2003
First Quarter	$27.6670	$21.7500	$0.040
Second Quarter	28.1000	22.7500	0.040
Third Quarter (through July 24)	34.7900	27.0300	—

Dividends

Holders of our common stock are entitled to receive dividends that the Board of Directors may declare from time to time. We may only pay dividends out of funds that are legally available for that purpose. Because our consolidated net income consists largely of the net income of our subsidiaries, dividend payments to stockholders are dependent upon our receipt of dividends from our subsidiaries. There may be certain regulatory restrictions on the ability of our subsidiaries to declare dividends. Our dividend declaration is discretionary and will depend on our earnings and financial condition, regulatory limitations, tax considerations and other factors. In addition, if required interest payments for trust preferred securities issued by one of our subsidiaries are not made or are suspended, as guarantor of these securities, we are prohibited from paying dividends on our common stock until all amounts due to holders of the trust preferred securities have been paid.

We have paid quarterly dividends on our common stock since the third quarter of 1995. While the Board of Directors expects to continue to declare dividends quarterly, there can be no assurance that we will continue to pay dividends at these levels or at all.

CAPITALIZATION

The following table sets forth our historical consolidated capitalization as of March 31, 2003 and as adjusted to give effect to our sale of 1,700,000 shares of common stock at the public offering price of $31.25 per share. For purposes of this table, our net proceeds are approximately $49.7 million after deducting estimated offering expenses and underwriting discounts and commissions. If the underwriters’ over-allotment option is exercised in full, 255,000 additional shares would be sold, resulting in net proceeds of approximately $57.2 million based on the public offering price after deducting estimated offering expenses and underwriting discounts and commissions. The following data should be read in conjunction with the financial information appearing elsewhere in this prospectus, as well as financial information and the other documents incorporated by reference into this prospectus.

	March 31, 2003
	Actual	As Adjusted
	(dollars in thousands, except per share data)
Indebtedness:
Notes payable under revolving credit line with commercial bank(1)	$28,750	$—
Subordinated note payable	5,000	5,000
Long-term debt—trust preferred securities	20,000	20,000

Total indebtedness	$53,750	$25,000

Stockholders’ Equity:
Preferred stock, 1,000,000 shares authorized; no shares issued and outstanding(2)	—	—
Common stock, without par value, $1 stated value; 12,000,000 shares authorized; 7,762,014 shares issued and outstanding; 9,462,014 shares issued and outstanding as adjusted(3)	7,762	9,462
Additional paid-in capital	45,594	93,626
Retained earnings	31,076	31,076
Accumulated other comprehensive income	11,403	11,403
Deferred compensation	(462)	(462)

Stockholders’ equity	$95,373	$145,105

Total capitalization(4)	$115,373	$165,105

Book value per share	$12.29	$15.34

(1)	A portion of the net proceeds of this offering will be applied to repay in full the amount outstanding under the revolving credit facility.
(2)	Our preferred stock may be issued by our Board of Directors without shareholder approval, with the rights and preferences that the Board determines appropriate.
(3)	As of June 30, 2003, there were 708,682 common shares reserved for issuance upon the exercise of currently outstanding options with a weighted average price of $9.05, and an additional 492,540 shares available for future issuance under our Incentive Compensation Plan.
(4)	Includes stockholders’ equity and long-term debt—trust preferred securities.

The following table sets forth our actual consolidated regulatory capital amounts and ratios as of  March 31, 2003, and as adjusted as of March 31, 2003, after giving effect to the application of the net proceeds from this offering.

	March 31, 2003
	Actual			As Adjusted
	Capital	“Well- capitalized” Standard(1)	Excess/ (Deficit) Capital	Capital	“Well- capitalized” Standard(1)	Excess Capital
	(dollars in thousands)
Dollar basis:
Total risk-based capital	$97,697	$117,667	$(19,970)	$147,429	$117,667	$29,762
Tier 1 risk-based capital	82,226	70,600	11,626	131,958	70,600	61,358
Leverage capital	82,226	78,020	4,206	131,958	78,020	53,938

Percentage basis:
Total risk-based capital ratio	8.30%	10.00%		12.53%	10.00%
Tier 1 risk-based capital ratio	6.99	6.00		11.21	6.00
Leverage ratio	5.27	5.00		8.46	5.00

(1)	Reflects the minimum amount of capital necessary to meet the “well-capitalized” regulatory standard. As of March 31, 2003, we exceeded the minimum “well-capitalized” standard for both Tier 1 leverage and Tier 1 risk-based capital, but the level of total risk-based capital was below the “well-capitalized” standard. Upon completion of this offering, we will be considered “well-capitalized.”

MANAGEMENT

Our directors and executive officers, their ages as of June 30, 2003, and their principal position(s) with the company are shown in the table below.

Name	Age	Position(s)

Ralph B. Mandell	62	Director, Chairman of the Board, President and Chief Executive Officer

Donald L. Beal	57	Director

Naomi T. Borwell	75	Director

William A. Castellano	61	Director

Robert F. Coleman	58	Director

William A. Goldstein	63	Director, Chief Executive Officer of Lodestar Investment Counsel, LLC

John E. Gorman	58	Director

Alvin J. Gottlieb	76	Director

James M. Guyette	58	Director

Richard C. Jensen	58	Director, Chairman and Chief Executive Officer of The PrivateBank (St. Louis)

Philip M. Kayman	61	Director

William R. Langley	62	Director

Thomas F. Meagher	72	Director

William J. Podl	58	Director

Michael B. Susman	65	Director

Gary S. Collins	44	Co-Vice Chairman and Managing Director, The PrivateBank (Chicago)

Dennis L. Klaeser	45	Chief Financial Officer

Hugh H. McLean	44	Co-Vice Chairman and Managing Director, The PrivateBank (Chicago)

Kathleen M. Jackson	52	Managing Director and Senior Trust Officer, The PrivateBank (Chicago)

James A. Ruckstaetter	56	Managing Director and Chief Credit Officer, The PrivateBank (Chicago)

Ralph B. Mandell, a director since 1989, is a co-founder of PrivateBancorp and The PrivateBank (Chicago). A Director of The PrivateBank (Chicago) and The PrivateBank (St. Louis), he has served as Chairman and Chief Executive Officer of PrivateBancorp and The PrivateBank (Chicago) since 1994 and assumed the additional title of President of both entities in March 1999. From inception until 1994, Mr. Mandell had the title of Co-Chairman. Prior to starting The PrivateBank (Chicago) and PrivateBancorp, Mr. Mandell was the Chief Operating Officer of First United Financial Services, Inc., from 1985 to 1989, and served as its President from 1988 to 1989. First United, a company that was traded on the Nasdaq National Market, was sold to First Chicago Corporation (now operating as Bank One) in 1987. He also served as President of Oak Park Trust & Savings Bank from 1985 until 1988. Prior thereto, Mr. Mandell had served as Executive Vice President of Oak Park Trust & Savings Bank since 1979.

Donald L. Beal, a director since 1991, has been the owner of Kar-Don, Inc. d/b/a Arrow Lumber Company, located in Chicago since 1980. Prior to that time, Mr. Beal served as Vice President of Hyde Park Bank & Trust with responsibilities including commercial lending and personal banking. Mr. Beal is also the sole owner of Ashland Investment, Inc.

Naomi T. Borwell has been a director since 1990. She is a private investor. Mrs. Borwell is a former director of First Chicago Bank of Oak Park and First United Trust Company.

William A. Castellano has been a director since 1991. He has been Chairman and founder of both Workspace, Inc. and Worknet, Inc., located in Oakbrook Terrace, Illinois, since 1996. Workspace, Inc. provides office furniture to businesses, and Worknet, Inc. provides computer networking services to businesses. In May 2001, Workspace, Inc. was sold to Boise Cascade. He was the founder of, and served as the Chief Executive Officer to, Chrysler Systems Leasing from 1977 to 1991.

Robert F. Coleman, a director since 1990, is a principal of Robert F. Coleman & Associates, a law firm located in Chicago, Illinois. He concentrates his practice on business and professional litigation.

William A. Goldstein is the Chief Executive Officer of Lodestar Investment Counsel, LLC, and has over 39 years of experience in the investment industry. Mr. Goldstein was appointed to the Board of Directors of The PrivateBank (Chicago) in January 2003 following completion of the acquisition, and was elected a Director of PrivateBancorp in April 2003. Prior to founding Lodestar in 1989, he was a Principal in the founding of Burton J. Vincent, Chesley & Co. where he served as Executive Vice President and Director. In 1983, the firm was acquired by Prescott, Ball & Turben (a subsidiary of Kemper Corporation). There, Mr. Goldstein was Chairman and Director of Prescott Asset Management and President of Selected Special Shares, a publicly traded mutual fund.

John E. Gorman has been a director since 1994. Since 1982, Mr. Gorman has been a General Partner of the Jorman Group, a privately-owned organization with diversified business holdings.

Alvin J. Gottlieb, a director since 1990, is a private investor. Since 1961, Mr. Gottlieb has served in various capacities on the board of directors of Gottlieb Memorial Hospital, located in Melrose Park, Illinois, and he currently holds the position of Vice Chairman.

James M. Guyette has been a director since 1990. Since 1997, he has been President and Chief Executive Officer of Rolls Royce North America, Inc. Mr. Guyette served as Executive Vice President of UAL Corporation from 1985 to 1995 when he retired after more than 25 years of employment with that company. He is currently a director of Rolls-Royce plc (London) and Pembroke Capital (Dublin), and formerly a director of First United Financial Services and United Airlines Employees Credit Union.

Richard C. Jensen has been a director since January 2000. Mr. Jensen has been a Managing Director of The PrivateBank (Chicago) since November 1999. He became Chairman, Chief Executive Officer and a Managing Director of The PrivateBank (St. Louis) upon its receipt of its banking charter in June 2000. From May 1998 until joining us, Mr. Jensen served as Chairman and Chief Executive Officer of Missouri Holdings, Inc. From March to May 1998, he served as President and Chief Executive Officer of Royal Banks of Missouri. For the previous 18 years, Mr. Jensen served in various executive positions with NationsBank and its predecessor, Boatmen’s Bank, in St. Louis.

Philip M. Kayman, a director since 1990, has been a senior partner with the law firm of Neal Gerber & Eisenberg in Chicago since the firm’s founding in 1986.

William R. Langley, a director since 1989, is a co-founder of PrivateBancorp and The PrivateBank (Chicago). Mr. Langley held the title of Co-Chairman of PrivateBancorp, and was active in day-to-day management of the company until 1995 when he retired. Prior to the formation of PrivateBancorp, Mr. Langley had served as Chief Executive Officer of First United Financial Services, Inc. from 1985 to 1987 and as Chairman from 1987 to 1989. First United, a company that was traded on the Nasdaq National Market, was sold to First Chicago Corporation in 1987. Prior to that, he served as Chairman and President of Oak Park Trust and Savings Bank, where he had been employed since 1973.

Thomas F. Meagher has been a director since 1996. Mr. Meagher has been the Chairman of Howell Tractor and Equipment Co., a distributor of heavy equipment located in Elk Grove Village, Illinois, since 1980. He has had an extensive career in the transportation industry and currently serves on the Board of Directors of Trans World Airlines, Inc., a New York Stock Exchange company.

William J. Podl has been a director since August 1999. Mr. Podl was an organizer of Towne Square Financial Corporation, which was purchased by PrivateBancorp in August 1999. Mr. Podl founded Doran Scales, Inc. in 1976, and is currently Chairman and Chief Executive Officer of that company.

Michael B. Susman has been a director since 1990. He has been a partner in the law firm of Spitzer, Addis, Susman & Krull, located in Chicago, Illinois, since 1974 and President of Henry R. Ferris & Company Genealogical Researcher since 1987.

Gary S. Collins has been Co-Vice Chairman of The PrivateBank (Chicago) since 2001 and a Managing Director since 1991. He manages our downtown Chicago headquarters and, as a specialist in real estate lending, Mr. Collins has spent more than 20 years managing diverse real estate transactions and the full range of mortgage financing. Before joining the bank in 1991, he held senior positions at several Chicago metropolitan area financial institutions, including First Chicago Bank of Oak Park, First Colonial Bancshares and Avenue Bank of Oak Park.

Dennis L. Klaeser was named Chief Financial Officer of PrivateBancorp and Chief Financial Officer and Managing Director of The PrivateBank (Chicago) on April 1, 2003. Prior to joining the company, Mr. Klaeser was a senior research analyst with Robert W. Baird & Co. since mid-2002. From 2000 until mid-2002, he was managing director and head of the US Financial Institutions Group at Andersen Corporate Finance, a division of Arthur Andersen LLP. From 1994 until 1999, Mr. Klaeser served in various capacities at First Union Securities (previously EVEREN Securities), including managing director of EVEREN’s financial institutions group from 1997 until 1999, and following First Union’s acquisition of EVEREN, as managing director of the bank group from 1999 until 2000.

Hugh H. McLean has been Co-Vice Chairman of The PrivateBank (Chicago) since 2001 and a Managing Director since 1996. He serves as head of The PrivateBank (Chicago) suburban offices. Prior to joining the bank, he served as a regional manager with Firstar Bank Illinois and its predecessor from 1990 to 1996, and as head of a commercial banking division at American National Bank and Trust Company in Chicago from 1987 to 1990, where he was employed from 1980 to 1990.

Kathleen M. Jackson has been a Managing Director and Senior Trust Officer of The PrivateBank (Chicago) since September 2002. Ms. Jackson began her career in 1978 in the insurance industry and in the mid-1980’s worked in a variety of entrepreneurial endeavors advising financial services companies on marketing and sales strategies. In 1993, she joined Experian, a lending provider of direct marketing resources, as director of marketing. Two years later she joined Bank One Investment Management Company, Chicago (formerly First Chicago NBD Investment Management Company) as national sales manager and was promoted to senior managing director of product management in 1998. In 1999, she joined The Chicago Trust Company, then a wholly owned subsidiary of Alleghany Asset Management, as senior vice president.

James A. Ruckstaetter has been a Managing Director and the Chief Credit Officer of The PrivateBank (Chicago) since 1999. His diverse experience includes credit and loan administration, commercial lending and residential real estate lending. Mr. Ruckstaetter’s career spans 30 years including various executive positions with leading Chicago area financial institutions. From January 1998 until June 1999, he was President and CEO of Pan American Bank, a community bank on the west side of Chicago. From September 1994 to December 1997, Mr. Ruckstaetter served as a Senior Relationship Manager at Bank of America.

PRINCIPAL STOCKHOLDERS

The table below sets forth the beneficial ownership of our common stock as of June 30, 2003, by each person we know to beneficially own 5% or more of the common stock, each of our directors, the executive officers named individually herein and all of our directors and executive officers as a group.

	Common Stock		Restricted Stock		Currently Exercisable Options	Total Amount of Beneficial Ownership(1)	Total Percentage Ownership(1)
Directors
Ralph B. Mandell**	460,338	(2)	24,900	(3)	68,925	554,163	7.05%
Donald L. Beal	30,066	(4)	—		19,980	50,046	*
Naomi T. Borwell	281,280		—		—	281,280	3.61
William A. Castellano	268,680	(5)	—		—	268,680	3.45
Robert F. Coleman	46,200	(6)	—		28,980	75,180	*
William A. Goldstein**	223,169		—		—	223,169	2.87
John E. Gorman	87,360		—		12,240	99,600	1.28
Alvin J. Gottlieb	170,760		—		—	170,760	2.19
James M. Guyette	39,380		—		12,240	51,620	*
Richard C. Jensen**	30,084	(7)	7,800	(8)	7,500	45,384	*
Philip M. Kayman	34,560		—		23,220	57,780	*
William R. Langley	204,960		—		45,300	250,260	3.20
Thomas F. Meagher	47,580		—		3,240	50,820	*
William J. Podl	56,334		—		—	56,334	*
Michael B. Susman	42,570		—		15,615	58,185	*

Total Directors (15) persons	2,023,321		32,700		237,240	2,293,261	28.58%

Non-Director Executive Officers
Dennis L. Klaeser	—		—		—	—	*
Gary S. Collins	96,114	(8)	12,000	(3)	18,600	126,714	1.62
Hugh H. McLean	122,076		12,900	(3)	18,600	153,576	1.97
Kathleen M. Jackson	3,521		—		—	3,521	*
James A. Ruckstaetter	11,908		6,000		7,375	25,283	*

Total Directors and Executive Officers (20) persons	2,256,940		63,600		281,815	2,602,355	32.25%

*	Less than 1%
**	Denotes person who serves as a director and who is also an executive officer.
(1)	Beneficial ownership is determined in accordance with SEC Rule 13d-3 promulgated under the Securities Exchange Act of 1934.
(2)	Includes 34,500 shares held by Mr. Mandell’s spouse. Mr. Mandell’s business street address is c/o The PrivateBank and Trust Company, Ten North Dearborn, Chicago, Illinois 60602.
(3)	Shares vest at various dates between 2003 and 2006, and are subject to forfeiture until such time as they vest.
(4)	Includes 13,296 shares held by Mr. Beal’s spouse and children.
(5)	Includes 21,000 shares held by Mr. Castellano’s children and 15,000 shares held by WMC Investment Ltd. Partnership.
(6)	Includes 1,200 shares held by Mr. Coleman’s spouse and 4,800 shares held by the Robert F. Coleman & Associates Retirement Savings Plan of which Mr. Coleman is a participant.
(7)	Includes 10,084 shares held by Mr. Jensen’s spouse.
(8)	Includes 6,630 shares held by Mr. Collins’ spouse.

UNDERWRITING

Subject to the terms and conditions of an underwriting agreement, the underwriters named below, for whom Legg Mason Wood Walker, Incorporated is acting as representative, have severally agreed to purchase from us, and we have agreed to sell to them, an aggregate of 1,700,000 shares of common stock in the amounts set forth opposite each underwriter’s name below:

Underwriters	Number of Shares
Legg Mason Wood Walker, Incorporated	719,000
Raymond James & Associates, Inc.	359,500
Stifel, Nicolaus & Company, Incorporated	359,500
Fahnestock & Co. Inc.	160,000
FTN Financial Securities Corp	34,000
Keefe, Bruyette & Woods, Inc.	34,000
Sandler O’Neill & Partners, L.P.	34,000

Total	1,700,000

The underwriting agreement provides that the obligations of the underwriters are subject to various conditions contained in the underwriting agreement. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or, in certain cases, that the underwriting agreement may be terminated. The nature of the underwriters’ obligation is such that they are committed to purchase and pay for all of the shares of common stock (other than those covered by the over-allotment option discussed below) if any are purchased.

We have granted the underwriters an option to purchase up to 255,000 additional shares of common stock at the same price per share to be paid by the underwriters for the other shares of common stock being offered. This option is exercisable from time to time for 30 days after the date of this prospectus, but may be exercised by the underwriters only to cover any over-allotments. If the underwriters elect to purchase any of the shares of common stock under this option, each underwriter will be committed to purchase the additional shares of common stock in approximately the same proportion allocated to them in the table above.

At our request, the underwriters have reserved up to 100,000 shares of our common stock offered by this prospectus for sale to our directors and officers at the public offering price set forth on the cover page of this prospectus. These persons must commit to purchase from an underwriter or selected dealer at the same time as the general public. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares purchased by our directors or executive officers will be subject to the lock-up agreements described on the following page. We are not making loans to these executive officers or directors to purchase such shares.

The following table shows the public offering price, underwriting discount and proceeds to us before and after expenses. Certain expenses of the underwriters that are reimbursable by us are not included in the table. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per share	Without option	With option
Public offering price	$31.25	$53,125,000	$61,093,750
Proceeds, before expenses	29.46	50,082,000	57,594,300
Underwriting discount	1.79	3,043,000	3,499,450
Net proceeds to PrivateBancorp, Inc.	—	49,732,000	57,244,300

The underwriters will initially offer the shares of common stock to the public at the price stated on the cover page of this prospectus. The shares are being sold to the public at a price that is not materially different from the price of the common stock on the Nasdaq National Market at the time the registration statement relating to the shares was declared effective. The underwriters may offer shares of common stock to selected dealers at the public offering prices less a concession of up to $1.05 per share. Those dealers may reallow a concession not in excess of $0.10 per share to other brokers and dealers. After the commencement of the offering of the shares, the underwriters may change the offering price, concession, discount and other selling terms.

In connection with the offering, the underwriters and their affiliates may engage in transactions, effected in accordance with the Securities and Exchange Commission’s Regulation M, that are intended to stabilize, maintain or otherwise affect the market price of the common stock. These transactions may include over-allotment or other mechanisms through which the underwriters create a selling syndicate short position by selling more shares of common stock than the underwriters are committed to purchase. The underwriters may elect to cover any short position by purchasing common stock in the open market or by exercising the over-allotment option. The underwriters also may bid for, and purchase, the common stock, including at a price above that which might otherwise prevail in the open market for the purpose of preventing or retarding a decline in the market price of the common stock. The underwriters may impose penalty bids under which selling concessions allowed to syndicate members or other dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased by the underwriters. Any of these transactions may maintain or stabilize the price for the common stock at a level above that which might otherwise prevail in the open market. Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the market price of the common stock. The underwriters are not required to engage in any of these transactions and, if and when commenced, may discontinue them at any time without notice. The underwriters may effect these transactions on the Nasdaq National Market or elsewhere.

The underwriters and selling group members may engage in passive market making transactions in the common stock in accordance with Rule 103 of Regulation M. In general, a passive market maker may not bid for or purchase shares of common stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the common stock or 200 shares, whichever is greater. A passive market maker’s bid size may not exceed the minimum quotation size for the common stock or the market maker’s remaining purchase capacity, whichever is less. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the common stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and, if and when commenced, may end any passive market making activities at any time.

We have agreed to indemnify the underwriters against liabilities arising from the offering of the shares of common stock, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in connection with those liabilities.

We have agreed that, without the prior consent of the underwriters, we will not directly or indirectly, sell or otherwise dispose of, or offer or contract to sell any shares or sell or grant any rights, options, warrants or securities convertible for, shares for a period of 180 days after the effective date of the registration statement of which this prospectus is a part, except for the shares sold to the underwriters, option grants and shares issued upon option exercises, and shares granted under our existing employee benefit plans and shares issued in a merger or similar transaction, if any. All of our executive officers and directors, whose beneficial ownership is shown in the table on page 29, have agreed that, without the prior written consent of the underwriters, they will not directly or indirectly, sell or otherwise dispose of, or offer or contract to sell any shares or any securities convertible into, or excisable for, shares owned of record or beneficially by them for a period of 180 days after the effective date of the registration statement of which this prospectus is a part. There are currently no agreements or understandings between the underwriters and any party regarding the release of shares from these lock-up arrangements, and the underwriters will consider waivers to the lock-up agreements on a case-by-case basis.

Certain of the underwriters and their affiliates have provided, in the past, and may provide in the future investment banking services for us or our affiliates for which they have received or would expect to receive customary fees and commissions. Keefe, Bruyette & Woods, Inc. (“KBW”), a firm that is participating as a member of the underwriting syndicate, provided financial advisory services and rendered a fairness opinion in connection with our acquisition of Lodestar in 2002. KBW holds the $5.0 million subordinated note that it acquired from a third party that we issued in connection with the bank acquisition that we completed in February 2000. The note is payable in full on or before February 11, 2007. The interest on the note is reset each quarter based on a LIBOR-based rate. Legg Mason, Stifel, Nicolaus and Fahnestock are currently market makers in our common stock on the Nasdaq National Market.

LEGAL MATTERS

Certain legal matters relating to the common stock offered by this prospectus have been passed upon for us by Vedder, Price, Kaufman & Kammholz, P.C., Chicago, Illinois. Certain legal matters in connection with this offering will be passed upon for the underwriters by Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLC, Chicago, Illinois.

EXPERTS

Our consolidated financial statements as of December 31, 2001 and for each of the three years in the period ended December 31, 2001, incorporated by reference in this prospectus, have been audited by Arthur Andersen LLP, independent auditors, as stated in their reports appearing therein. Arthur Andersen LLP has not consented to the inclusion of their report in this prospectus, and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act of 1933. Because Arthur Andersen LLP has not consented to the inclusion of its report in this prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

Our consolidated financial statements as of and for the period ending December 31, 2002 included in our Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included in our Annual Report and incorporated by reference in this prospectus. These consolidated financial statements are incorporated by reference in this prospectus in reliance upon the report given on the authority of Ernst & Young LLP as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is a part of a Registration Statement on Form S-3 that we filed with the SEC under the Securities Act of 1933. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement, including the exhibits to the registration statement and the documents incorporated by reference.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available on our web site at http://www.privatebankandtrust.com, and at the office of the Nasdaq National Market. For further information on obtaining copies of our public filings at the Nasdaq National Market, you should call (212) 656-5060.

DOCUMENTS INCORPORATED BY REFERENCE

We “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus.

Some information contained in this prospectus updates the information incorporated by reference and some information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below:

•	our Annual Report on Form 10-K for the year ended December 31, 2002, filed with the SEC on March 7, 2003, as amended by Form 10-K/A filed with the SEC on July 1, 2003 (File No. 0-25887);

•	our Quarterly Report on Form 10-Q for the period ended March 31, 2003, filed with the SEC on May 14, 2003, as amended by Form 10-Q/A filed with the SEC on July 1, 2003 (File No. 0-25887);

•	our Current Report on Form 8-K filed with the SEC on January 3, 2003 (File No. 0-25887);

•	our Current Report on Form 8-K filed with the SEC on January 21, 2003 (File No. 0-25887);

•	our Current Report on Form 8-K filed with the SEC on February 27, 2003 (File No. 0-25887);

•	our Current Report on Form 8-K filed with the SEC on March 24, 2003 (File No. 0-25887);

•	our Current Report on Form 8-K filed with the SEC on April 21, 2003 (File No. 0-25887);

•	our Current Report on Form 8-K filed with the SEC on July 21, 2003 (File No. 0-25887); and

•	the description of our Common Stock contained in our Registration Statement on Form 8-A, as amended dated April 28, 1999 (File No. 0-25887).

We also incorporate by reference any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and before the time that all of the shares offered by this prospectus are sold.

You may request, either orally or in writing, and we will provide, a copy of these filings at no cost by contacting Lisa M. O’Neill, our Director of Financial Reporting, at the following address and phone number:

PrivateBancorp, Inc.

Ten North Dearborn Street

Chicago, Illinois 60602

(312) 683-7100

1,700,000 Shares

Common Stock

            PROSPECTUS

Legg Mason Wood Walker

Incorporated

Raymond James

Stifel, Nicolaus & Company

Incorporated

Fahnestock & Co. Inc.

July 25, 2003